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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                   Cyberkinetics Neurotechnology Systems, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   23247T 10 1
                                   -----------
                                 (CUSIP Number)

                         100 Foxborough Blvd., Suite 240
                              Foxborough, MA 02035
                              --------------------

                               Tel: (508) 549-9981
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2004
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 23247T 10 1
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

     Philip W. Morgan
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (A)     |_|
     (B)     |X|
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     OO (Other)
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)   |_|
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United Kingdom
--------------------------------------------------------------------------------

Number of        7.     Sole Voting Power
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power                   2,000,000 (1)
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power
Person           ---------------------------------------------------------------
With:            10.    Shared Dispositive Power              2,000,000 (1)
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |_|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       14.66 %
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

(1) Includes 1,125,000 shares held by The Global Life Science Ventures Fonds II GmbH & Co., KG and 875,000 shares held by The Global Life Science Ventures Fund II, Limited Partnership. Philip W. Morgan, a Director of the Issuer, is a partner of Global Life Science Ventures II, a director of Global Life Science Ventures (GP) Limited general partner of The Global Life Science Ventures Fund II, L.P., and a Member of The Managing Board of The GLSV Special Partner GmbH & Co., KG- special partner of The Global Life Science Ventures Fonds II GmbH & Co., KG. Mr. Morgan disclaims beneficial ownership of all shares issued or issuable to the foregoing entitites, except to the extent of his proportionate pecuniary interest, but exercises shared voting and investment power with respect to some of these shares.

--------------------------------------------------------------------------------
CUSIP No. 23247T 10 1

--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

       The Global Life Science Ventures Fonds II GmbH & Co., KG
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)     |_|
       (B)     |X|
--------------------------------------------------------------------------------

3.     SEC Use Only
--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)


       OO (Other)
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)   |_|
--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:  Germany
--------------------------------------------------------------------------------
Number of        7.     Sole Voting Power
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power                   1,125,000
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power
Person           ---------------------------------------------------------------
With:            10.    Shared Dispositive Power              1,125,000
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,125,000
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |_|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       8.25 %
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 23247T 10 1

--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

       The Global Life Science Ventures Fund II Limited Partnership
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)     |_|
       (B)     |X|
--------------------------------------------------------------------------------

3.     SEC Use Only
--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       OO (Other)
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)   |_|
--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:  Guernsey, Channel Islands
--------------------------------------------------------------------------------
Number of        7.     Sole Voting Power
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power                   875,000
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power
Person           ---------------------------------------------------------------
With:            10.    Shared Dispositive Power              875,000
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       875,000
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |_|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       6.41%
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------

NOTE: THIS SCHEDULE 13D IS BEING FILED ON BEHALF OF (i) Philip W. Morgan; (ii) The Global Life Science Ventures Fonds II GmbH & Co., KG and (iii) The Global Life Science Ventures Fund II Limited Partnership pursuant to a Joint Filing Agreement.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value of Cyberkinetics Neurotechnology Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 100 Foxborough Blvd, Suite 240, Foxborough, MA 02035

ITEM 2. IDENTITY AND BACKGROUND

(a)     Name

        (i)     Philip W. Morgan

        (ii)    The Global Life Science Ventures Fonds II GmbH & Co., KG

        (iii)   The Global Life Science Ventures Fund II Limited Partnership

(b)     Residence or business

        (i)     1 Northumberland Ave., Trafalgar Square, London, England WC2N5BW

        (ii)    Von-Der-Tann-Strasse, Munchen, Germany 80539

        (iii) PO Box 431 Alexander House, 13-15 Victoria Rd., St. Peter Port, Guernsy, Channel Islands GY13D

(c)     Present principal occupation

        (i) Mr. Morgan is a partner of Global Life Science Ventures II and a director of the Issuer.

        (ii)    N/A

        (iii)   N/A

(d) During the last five (5) years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

        (i)     Mr. Morgan is a citizen of the United Kingdom.
        (ii) The Global Life Science Ventures Fonds II GmbH & Co., KG is a German limited partnership.
        (iii) The Global Life Science Ventures Fund II Limited Partnership is a Guernsey limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 23, 2004, the Issuer (formerly known as Trafalgar Ventures Inc)., a Nevada corporation certain stockholders of the Issuer, Trafalgar Acquisition Corporation, a Nevada corporation ("Merger Sub") and Cyberkinetics, Inc., a privately-held Delaware corporation ("Cyberkinetics"), entered into an Agreement and Plan of Merger, pursuant to which the Issuer, through its wholly-owned subsidiary, Merger Sub, agreed to acquire Cyberkinetics in exchange for shares of the Issuer's common stock (the "Merger"). The Merger closed on October 7, 2004 (the "Closing").

Immediately upon Closing, the Issuer completed a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to "Cyberkinetics Neurotechnology Systems, Inc." The Reporting Persons were shareholders of Cyberkinetics and pursuant to the terms of the Merger, the Issuer issued an aggregate of 2,000,000 shares to the Reporting Persons.


ITEM 4. PURPOSE OF TRANSACTION

The securities of the Issuer were acquired by the Reporting Persons in connection with the Issuer's acquisition of Cyberkinetics. See Item 3 of this Schedule.

The Reporting Persons reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships among the Reporting Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

Joint Filing Agreement attached hereto as Exhibit A.

(1)   Not applicable.

(2) (a) Agreement and Plan of Merger, dated as of July 23, 2004, by and among Trafalgar Ventures Inc., Robert Gorden Smith, Trafalgar Acquisition Corporation and Cyberkinetics, Inc. (incorporated by reference to Exhibit
      2.1 of the Issuer's Form 8-K filed July 27, 2004).

(b) Amendment No. 1 to Agreement and Plan of Merger, dated as of October 7, 2004, by and among Trafalgar Ventures Inc., Robert Gorden Smith, Trafalgar Acquisition Corporation and Cyberkinetics, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K filed October 8, 2004).

(c) Certificate of Amendment to Articles of Incorporation of Trafalgar Ventures Inc. (incorporated by reference to Exhibit 3.3 of the Issuer's Form 8-K filed October 8, 2004).

(d) Certificate of Incorporation of Cyberkinetic Neurotechnology Systems, Inc. (incorporated by reference to Exhibit 3.4 of the Issuer's Form 8-K filed October 8, 2004).

 (3) Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2004




     /s/ Philip W. Morgan
     ------------------------------
     Philip W. Morgan


     The Global Life Science Ventures Fonds II GmbH & Co., KG
     Acting by its general partner
     Global Life Science Ventures GmbH


     By: /s/ Hanns-Peter Wiese
         --------------------------
         Hanns-Peter Wiese
         Geschaftsfuhrer



     The Global Life Science Ventures Fund II Limited Partnership
     Acting by its general partner
     Global Life Science Ventures (GP) Ltd.


     By: /s/ Alison Mauger
         --------------------------
         Alison Mauger
         Director






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A



                            Agreement of Joint Filing



         The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Cyberkinetic Neurotechnology Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.



Date: October 18, 2004




     /s/ Philip W. Morgan
     ------------------------------
     Philip W. Morgan


     The Global Life Science Ventures Fonds II GmbH & Co., KG
     Acting by its general partner
     Global Life Science Ventures GmbH


     By: /s/ Hanns-Peter Wiese
         --------------------------
         Hanns-Peter Wiese
         Geschaftsfuhrer



     The Global Life Science Ventures Fund II Limited Partnership
     Acting by its general partner
     Global Life Science Ventures (GP) Ltd.


     By: /s/ Alison Mauger
         --------------------------
         Alison Mauger
         Director